
August 31, 2021

Martyn Wade
Chief Executive Officer and Director
Grindrod Shipping Holdings Ltd.
#03-01 Southpoint
200 Cantonment Road
Singapore 089763

      Re: Grindrod Shipping Holdings Ltd.
             Registration Statement on Form F-3
             Filed August 23, 2021
             File No. 333-259019

Dear Mr. Wade:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Michael Purcell at 202-344-9074 with any questions.

                          Sincerely,

                          Division of Corporation Finance
                          Office of Energy & Transportation

cc: Joshua Wechsler